TanGold Introduces New Discovery - Buckreef West Gold Zone

Near Surface - Open at Depth & to the South

FOR IMMEDIATE RELEASE

TORONTO – May 3rd, 2021 (GLOBE NEWSWIRE) – Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) operating through its wholly owned subsidiary in Tanzania (Tanzam2000), and its joint venture partner, The State Mining Company (STAMICO), is pleased to expand on TanGold’s recent MD&A filings and formally announce detailed results from its exploration program targeting the newly delineated Buckreef West Shear Zone (Buckreef West) - a splay off the well mineralized Buckreef Main Zone.

The results summarized from Buckreef West, which lies in close proximity to the Buckreef Main Zone, define a near vertical shear zone, over a strike length of 400 meters (m), with interpreted gold mineralization shallowly plunging to the northeast. The mineralized zone remains open to the south and at depth.

Highlights Include:

•Shallow Depth: All reported intercepts are at shallow depth on a well-defined structure which is interpreted as a splay off the Buckreef Main Zone.

•Open at Depth and Along Strike: Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions.

•Select Intercepts:

oHole BWDD017 intersected 4.57m @ 6.4 g/t Au from 44.9m

oHole BWDD015, on the same line as Hole BWDD017, had two intersections: (i) 2.18m @ 1.24 g/t Au from 86.9m and (ii) 2.49m @1.3 g/t Au from 105.1m;

oHole BWDD012 intersected 5.57m @ 4.95 g/t Au from 98.4m and 4.0m @ 2.19 g/t Au from 92.0m;

oHole BWDD013, on the same line as Hole BWDD012 intersected 1.5m @ 2.2 g/t Au from 59.5m;

oBWDD0018 intersected 7.0m @ 2.03 g/t Au from 44.0m and 3.85m @ 2.86 g/t from 56.0m; and

oBWDD0031 intersected 2.5m @ 7.29 g/t Au from 46.1m.

Mr. Stephen M. Mullowney, CEO (TanGold) commented, “Wow, we are ecstatic with these near surface exploration results as they have confirmed a new discovery at Buckreef!  We will continue with exploration and seek expansion of both the oxide and sulphide potential down-dip and along strike at Buckreef West.  On the exploration front, the Company continues to evaluate the widespread gold potential across the entire Buckreef property and is currently evaluating multiple additional targets while developing an exploration triangle for the property.”

Buckreef West In Detail

During 2020 and into early 2021 the Company identified and pursued drilling at Buckreef West. The goal of the program was to define additional oxide mineral resources and define a new mineralized shear zone. During the past two quarters, a total of 2,903m from 31 drillholes have been drilled at Buckreef West to conclude the current phase.

The drilling has consistently intersected a well pronounced sheared meta-basalt, with variable sulphide mineralization, and mild to strong quartz-carbonate-sericite-pyrite alteration typical of the Buckreef Main Zone. The Company will continue to evaluate the drill results and geology and prioritise the most prospective areas for infill drilling, with the explicit aim of upgrading the target to indicated mineral resource and ultimately into the mine plan. Assay results from samples received during the programme are summarized in the map, aerial image and table below.

Figure 1: Map with Recent Results from the Buckreef West Drilling Campaign

BUCKREEF WEST SIGNIFICANT INTERCEPTS
N
390800
391000
391200
9658200
9658000
4.00m @ 5.12g/t from 31.00m
5.00m @ 1.04g/t from 17.00m
1.00m @ 1.55g/t from 27.00m
7.00m @ 0.56g/t from 37.00m
2.00m @ 6.02g/t from 10.00m
2.00m @ 2.36g/t from 45.00m
4.57m @ 6.36g/t from 45.00m
1.20m @ 3.96g/t from 55.30
3.00m @ 0.86g/t from 67.00m
2.00m @ 0.22g/t from 29.00m
1.30m @ 2.71g/t from 57.00m
0.72m @ 5.59g/t from 61.60m
BWDD027
BWDD025
BWDD024
BWDD026
BWDD023
BWDD022
1.50m @ 2.24g/t from 59.50m
8.00m @ 0.68g/t from 64.00m
BWDD017
BWDD021
2.00m @ 0.92g/t from 9.00m
6.30m @ 2.99g/t from 41.00m
BWDD014
BWDD016
BWDD019
BWDD013
BWDD015
1.50m @ 0.23g/t from 72.50m
3.14m @ 3.09g/t from 44.10m
BWDD030
BWDD031
BWDD012
3.75m @ 0.19g/t from 62.30m
6.01m @ 0.67g/t from 73.20m
BWDD029
7.00m @ 2.03g/t from 44.00m
3.85m @ 2.86g/t from 56.00m
BWDD028
BWDD011
2.18m @ 1.24g/t from 86.90m
5.26m @ 0.25g/t from 91.00m
2.49m @ 1.34g/t from 105.10m
BWDD018
4.00m @ 2.19g/t from 92.0m
5.57m @ 4.95g/t from 98.40m
BWDD006
BWDD007
2.50m @ 7.29g/t from 46.10m
0.50m @ 3.14g/t from 96.30m
0.52m @ 4.46g/t from 106.70m
5.31m @ 4.92g/t from 45.70m
4.00m @ 4.42g/t from 59.00m
BWDD005
1.60m @ 0.72g/t from 57.00m
BWDD004
1.00m @ 0.56g/t from 33.00m
0.64m @ 2.76g/t from 47.90m
BWDD003
8.00m @ 1.07g/t from 0.00m
5.00m @ 1.08g/t from 17.00m
1.88m @ 0.79g/t from 67.00m
BWDD002
BWDD001
0.95m @ 4.22g/t from 20.80m
1.06m @ 0.13g/t from 21.70m
0.50m @ 0.25g/t from 100.00m
0.57m @ 0.37g/t from 111.00m
0.94m @ 0.39g/t from 72.00m
0.56m @ 0.34g/t from 72.90m
0.60m @ 5.41g/t from 18.50m
0.90m @ 4.28g/t from 20.60m
Legend
Q1 Assay reported
Q2 Assay reported
Pending assay report
Main Min zone
gabbroic dyke
porphyry
basalt
dolerite
granite
0
30
60
120
Meters

Table 1: Summary Table of Buckreef West Assay Results

Figure 2: Aerial Composite with Select Intercepts - Highlighting the Position of Buckreef West vs. the Buckreef Main Zone

390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,658,500 mN
9,658,000 mN
9,657,500 mN
N
W
E
S
BWDD017;
4.57m@6.4g/t from 44.95m
incl. 0.52m@12g/t at 49m
BWDD031;
2.5m@7.29g/t from 46.1m,
5.26m@0.3g/t from 91m,
2.49m@1.3g/t from 105.12m
BWDD015;
2.18m@1.24g/t from 86.94m,
5.26m@0.3g/t from 91m,
2.41m@1.3g/t from 105.12m
BWDD018;
7m@2.03g/t from 44m,
3.85m@2.86g/t from 56m,
BWDD013;
1.5m@2.2g/t from 59.5m,
8m@0.68g/t from 64m,
BWDD012;
4m@2.2g/t from 92m
Incl. 1.5m@4.5g/t from 94.5m,
4.57m@4.95g/t from 98.43m
Buckreef intercept by Au_ppm
3 to 62
2 to 3
1 to 2
0.6 to 1
0.3 to 0.6
0 to 0.3
BUCKREEF GOLD COMPANY LIMITED
BUCKREEF PROJECT
HIGHLIGHTS FROM
EXPLORATION PROGRAM

Sample Protocol QA/QC

The exploration program, including all QA/Q and sample chain of custody is managed by Isaac Bisansaba, an experienced Mineral Resource geologist with over 20 years of field and mine site experience in Africa, South East Asia and Pacific islands. Gold analysis reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has verified the data disclosed in this news release and has otherwise reviewed and assumes responsibility for the technical content of this press release.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, recoveries, subsequent project testing, success and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based templet for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.